SHIN CORPORATION

04030713

June 4, 2004

RECEIVED
2004 JUN 14 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 071/2004**

  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2004 (SHIN-W1).

  Date: June 4, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 6/15

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 4, 2004

RECEIVED
2004 JUN 14 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SH 071/2004

June 4, 2004

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2004 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 2/2004 which can be exercised on May 31, 2004, as follows :

The number of exercised warrants	-None-
The number of remaining unexercised warrants	-200 million units

SHIN
CORPORATION

June 3, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 065/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in May 2004.

  Date: June 3, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 3, 2004

SH 065/2004

June 3, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in May 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
Issued Amount	29,000,000 units	18,083,700 units
Issued Dated	March 27, 2002	May 30, 2003
Exercise Price	Baht 17.80 per share	Baht 13.67 per share
Exercise Ratio	1 warrant per 1 ordinary share	
Maturity of warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants to purchase the Company's ordinary shares to directors and employees of the Company in May 2004, as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	729,100 units	505,800 units
The number of remaining unexercised warrants	17,453,400 units	17,577,900 units
The number of ordinary shares derived from this exercise	729,100 shares	505,800 shares
The number of remaining ordinary shares reserved for warrants	17,453,400 shares	17,577,900 shares